Exhibit 99.2

MANGROVE PARTNERS NOTES CPEX STOCK TRADING ABOVE OFFER PRICE

New York, New York – March 22, 2011 – Mangrove Partners, owners of 149,373 shares representing approximately 5.71% of the outstanding shares of CPEX Pharmaceuticals, Inc (NASDAQ: CPEX), questions  CPEX’s apparent desperate  plea to stockholders asking them to support a merger that will pay management over $7 million dollars, or approximately 10% of the total deal compensation. Mangrove Partners further notes that CPEX’s stock price has been trading consistently above the offer price, with more than 75% of shares traded this month having transacted above the offer price of $27.25 per share.

With regards to CPEX’s press release, Nathaniel August, Director of Mangrove Partners, remarked “We are disappointed that CPEX continues to spend stockholders’ money on overnight mailings and PR firms to support a merger which we believe undervalues CPEX. The market seems to agree with our assessment as the stock has consistently traded above the deal price for most of March. At this point it seems that stockholders can do better than the deal price by simply selling their shares in the market. The antics of management seem to be  nothing more than a last ditch effort to capture gigantic change of control payments for themselves  by scaring small stockholders into an alternative that is clearly worse than the current market price offered for their shares.”

Mangrove Partners has voted against the merger and continues to believe better alternatives are available to stockholders, most notably the fully-financed dividend recapitalization it has presented to CPEX’s Board of Directors and which it intends to present to CPEX again immediately after stockholders officially vote down the merger.

Investors with questions concerning our reasons for voting against the merger should call Steven C. Balet or Geoff Sorbello at Okapi Partners LLC, which is advising Mangrove Partners, toll free at 1-877-285-5990.